Exhibit 99.1

Lombard Medical and MicroPort Scientific Corporation Finalize Strategic Partnership Agreements

Operational Foundation Established for Improved Gross Margins and Access to the Fast-Growing China Endovascular Market

OXFORDSHIRE, U.K. & SHANGHAI--(BUSINESS WIRE)--April 3, 2017--Lombard Medical, Inc. (NASDAQ: EVAR), a medical device company focused on endovascular aneurysm repair, and MicroPort Scientific Corporation (HK: 0853), a leading global manufacturer and marketer of a diversified portfolio of medical devices, today announced the parties have finalized the definitive agreements to their strategic partnership first announced on December 19, 2016.

The partnership will allow Lombard to accelerate commercialization in China and other global markets for its abdominal aortic aneurysms (AAA) product portfolio: Aorfix™, the only stent graft to hold global approvals to treat AAA with aortic neck angles up to 90 degrees, and Altura®, an innovative stent graft and ultra-low profile delivery system that offers an easy to use and predictable treatment option for standard AAA anatomy.

Lombard and MicroPort have entered into a component supply manufacturing agreement whereby MicroPort will manufacture, in its facilities in Shanghai, certain components for the Aorfix and Altura product lines. It is anticipated that MicroPort will begin providing components to Lombard in the second half of 2017.

MicroPort has the exclusive marketing rights for the Lombard product portfolio for China and Brazil as well as a technology license to manufacture the products for the China market. MicroPort expects to launch Aorfix in China after gaining China Food & Drug Administration approval which is anticipated in the second half of 2018.

“This strategic partnership begins to establish the foundation for improved gross margins for Lombard by significantly reducing the manufacturing costs of both Aorfix and Altura devices which, in turn, will allow Lombard to be competitive in all of our markets,” Lombard CEO Simon Hubbert commented. “Moreover, given MicroPort’s exceptional market reach, we have laid the groundwork for the Lombard products to enter the fast-growing China endovascular market.”

MicroPort Chairman and CEO Dr. Zhaohua Chang stated, “Completing the agreements to the strategic partnership represents an important milestone achieved for both companies so that we can now focus our efforts on the regulatory and operational steps necessary to launch these exciting products in China. We have already been working collaboratively to generate manufacturing synergies and to improve manufacturing efficiency, thereby benefitting the full range of stakeholders in our respective companies. We look forward to bringing the exciting potential of Aorfix and Altura devices to the China endovascular market.”

About MicroPort®

MicroPort Scientific Corporation is a leading medical device company with business focusing on innovating, manufacturing, and marketing high-quality and high-end medical devices globally. MicroPort maintains world-wide operations in a broad range of business segments including Cardiovascular, Orthopedic, Electrophysiological, Endovascular, Neurovascular, Surgical, Diabetes Care and Endocrinal Management, and others. MicroPort is dedicated to becoming a patient-oriented global enterprise focused on improving and reshaping patient lives through the application of innovative science and technology. For more information, please visit www.microport.com.

About Lombard Medical, Inc.

Lombard Medical, Inc. is an Oxfordshire, UK-based medical device company focused on the $1.8bn market for minimally invasive treatment of abdominal aortic aneurysms. The Company has global regulatory approval for Aorfix, an endovascular stent graft that has been specifically designed to treat patients with aortic neck angulation up to 90 degrees. The Company also markets the Altura endograft system in Europe. Altura is an ultra-low profile endovascular stent graft that offers a simple and predictable solution for the treatment of more standard AAA anatomies. For more information, please visit www.lombardmedical.com.

Forward-Looking Statements

This announcement contains forward-looking statements that reflect the Company’s current expectations regarding future events. These forward-looking statements generally can be identified by the use of words or phrases such as “believe,” “expect,” “future,” “allow,” “look forward to,” “aim,” “plan,” “should,” “will,” “provide,” “expand,” “grow” or words and phrases of similar meaning. Statements that describe objectives, plans or goals also are forward-looking statements. Forward-looking statements are subject to risks, management assumptions and uncertainties. Actual results could differ materially from those projected herein and depend on a number of factors, including the ability of the Company to achieve its financial and operational goals, the success of the Company’s research and development and commercialization strategies, the uncertainties related to the regulatory process and the acceptance of the Company’s products by hospitals and other medical professionals, the uncertainty of estimated revenues and profits, the uncertainty of current domestic and international economic conditions that could adversely affect the level of demand for the Company’s products and increased volatility in foreign exchange rates, the inability to raise additional funds, and the risks, uncertainties and other factors described under the heading “Risk Factors” in the Company’s Form 20-F filed with the Securities and Exchange Commission dated April 29, 2016. Readers are urged to consider these factors carefully in evaluating the forward-looking statements. The forward-looking statements included herein are made only as of the date of this report and the Company undertakes no obligation to update these statements in the future.

CONTACT:
Lombard Medical, Inc.
Simon Hubbert, Chief Executive Officer, +44 (0)1235 750 800
William J. Kullback, Chief Financial Officer, 858-750-5245
or
MicroPort Scientific Corporation
Martin Sun, Chief Financial Officer, +86 2138 954 6008
Jonathan Chen, SVP International Operations & Investor Relations, +86 2138 954 6008